February 4, 2019

Ralph Hofmeier
Chief Executive Officer
Eurosport Active World Corp
3250 Mary St., # 303
Miami, Florida 33133

       Re: Eurosport Active World Corp
           Amendment No. 4 to Registration Statement on Form S-1
           Filed December 14, 2018
           File No. 333-226489

Dear Mr. Hofmeier:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 28, 2018 letter.

Form S-1/A Filed December 14, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page
50

1. Please expand your disclosure to indicate that your former auditor, MNP, LLP, declined to provide you a letter consistent with the requirement in Item 304(a)(3) of Regulation S-K.
Executive Compensation, page 53

2. Please update the Executive Compensation section to include data for 2018, the last completed fiscal year, as required by Section 402(n)(1) of Regulation
S-K.
 Ralph Hofmeier
Eurosport Active World Corp
February 4, 2019
Page 2

        You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744 or Al Pavot,
Senior Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney, at (202)
551-3464 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.



                                                            Sincerely,
FirstName LastNameRalph Hofmeier
                                                            Division of
Corporation Finance
Comapany NameEurosport Active World Corp
                                                            Office of
Manufacturing and
February 4, 2019 Page 2                                     Construction
FirstName LastName